SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DECEMBER TRAFFIC GROWS 20% TO OVER 6M CUSTOMERS

LOAD FACTOR RISES 7% POINTS TO 88%

Ryanair, Europe's favourite airline, today (5 Jan) released its December traffic and load factor statistics as follows:

• Traffic grew by 20% to over 6m customers.

• Load factor increased 7% points to 88%.

• Rolling annual traffic to December rose 6% to 86.4m customers.

	Dec 13	Dec 14	Change
Customers	5.02m	6.02m	+20%
Load Factor	81%	88%	+7%

 Ryanair's Chief Marketing Officer, Kenny Jacobs said

 "Ryanair's traffic grew by 20% to over 6m customers in December, while our load factor rose by 7% points to 88%, thanks to our lower fares, our stronger forward booking strategy and the continuing success of our "Always Getting Better" customer programme, which is delivering better than expected load factors in our significantly expanded winter schedule. With our new routes, increased frequencies, improving customer experience and Business Plus service, Ryanair continues to deliver so much more than the lowest fares in every market we operate in."

ENDS

For further information
please contact:          Robin Kiely                           Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212          Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com

          Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 January, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary